EMMET, MARVIN & MARTIN, LLP
                          120 BROADWAY
                    NEW YORK, NEW YORK  10271



                         August 3, 2004



The Bank of New York, as Trustee of
  FT 869
Unit Investment Trust Office
101 Barclay Street, 20W
New York, New York 10286

Attention:     Brian C. Aarons
               Vice President

      Re:                    FT 872

Dear Sirs:

      We are acting as counsel for The Bank of New York ("The Bank of New York") in connection with the execution and delivery of a Trust Agreement (the "Trust Agreement") dated today's date (which Trust Agreement incorporates by reference certain Standard Terms and Conditions of Trust dated January 23, 1992, and the same are collectively referred to herein as the "Indenture") among First Trust Portfolios, L.P., as Depositor (the "Depositor"), Securities Evaluation Service, Inc., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and The Bank of New York, as Trustee (the "Trustee"), establishing the unit investment trust or trusts included in FT 872 (each, a "Trust"), and the confirmation by The Bank of New York, as Trustee under the Indenture, that it has registered on the registration books of the Trust the ownership by the Depositor of a number of units constituting the entire interest in the Trust (such aggregate units being herein called "Units"), each of which represents an undivided interest in the respective Trust which consists of corporate obligations (including, confirmations of contracts for the purchase of certain obligations not delivered and cash, cash equivalents or an irrevocable letter of credit or a combination thereof, in the amount required for such purchase upon the receipt of such obligations), such obligations being defined in the Indenture as Securities and listed in the Schedule to the Indenture.

     We have examined the Indenture, a specimen of the certificates to be issued thereunder (the "Certificates"), the Closing Memorandum dated today's date, and such other documents as we have deemed necessary in order to render this opinion. Based on the foregoing, we are of the opinion that:

1. The Bank of New York is a duly organized and existing corporation having the powers of a trust company under the laws of the State of New York.

2. The Trust Agreement has been duly executed and delivered by The Bank of New York and, assuming due execution and delivery by the other parties thereto, constitutes the valid and legally binding obligation of The Bank of New York.

3. The Certificates are in proper form for execution and delivery by The Bank of New York, as Trustee.

4. The Bank of New York, as Trustee, has registered on the registration books of the Trust the ownership of the Units by the Depositor. Upon receipt of confirmation of the effectiveness of the registration statement for the sale of the Units filed with the Securities and Exchange Commission under the Securities Act of 1933, the Trustee may deliver Certificates for such Units, in such names and denominations as the Depositor may request, to or upon the order of the Depositor as provided in the Closing Memorandum.

5. The Bank of New York, as Trustee, may lawfully advance to the Trust amounts as may be necessary to provide periodic interest distributions of approximately equal amounts, and may be reimbursed, without interest, for any such advances from funds in the interest account, as provided in the Indenture.

      In rendering the foregoing opinion, we have not considered, among other things, whether the Bonds have been duly authorized and delivered.

                                Very truly yours,



                                EMMET, MARVIN & MARTIN LLP